UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: SEPTEMBER 17, 2007
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated September 17, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  September 17, 2007

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES EARLIER THAN
ANTICIPATED DELIVERY  DATES FOR ITS ELEVENTH AND TWELFTH
MR PRODUCT TANKERS

ATHENS, Greece, September 17 -- Capital Product Partners L.P. (Nasdaq: CPLP - News) announced today that the deliveries of its eleventh and twelfth medium range (MR) product tankers, M/T “Apostolos” and M/T “Anemos I”, from Hyundai Mipo Dockyard Ltd., a Korean shipyard, have been confirmed, ahead of the anticipated time of delivery, for September 20 and September 28, 2007, respectively.

M/T “Apostolos” and M/T “Anemos I” are ice strengthened vessels (Ice Class 1A) and have carrying capacities of 47,782 dwt and 47,823 dwt, respectively. Both vessels are capable of carrying a range of refined oil products, chemicals (including ethanol and biodiesel feedstock), and crude oil worldwide. Both M/T “Apostolos” and M/T “Anemos I” have been fixed under time charters with Morgan Stanley Capital Group Inc. for three years at a base rate of $20,000 per day, subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues when spot rates are higher than the base rate.  The purchase price for the two vessels of $56 million each will be fully funded through a drawdown on the existing revolving credit facility.

The M/T “Apostolos” and M/T “Anemos I” are the third and fourth out of seven additional MR product tankers that Capital Product Partners L.P. has agreed to purchase from Capital Maritime & Trading Corp. The remaining three product tankers will be 51,000 dwt MR chemical/product tanker sister vessels that are scheduled for delivery in January, June and August 2008, all of which will be under bareboat charters commencing at the time of delivery.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP - News), a Marshall Islands master limited partnership, is an international owner of medium-range product tankers. Following the acquisitions of M/T “Apostolos” and MT “Anemos I” and the recently announced intended acquisition of M/T “Attikos”, Capital Product Partners L.P. will own thirteen product tankers, including twelve Ice Class 1A MR tankers, and has an agreement to purchase three additional product tankers from Capital Maritime & Trading Corp. All sixteen vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley, Overseas Shipholding Group and Trafigura Beheer B.V.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Capital Product Partners L.P. expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common units.

CPLP-G

Contacts:

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com

Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584 950
j.kalogiratos@capitalmaritime.com